McGuireWoods LLP

800 East Canal Street

Richmond, Virginia 23219

April 30, 2020

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”)

Filed April 13, 2020

File No. 333-235539

Ladies and Gentlemen:

On behalf of HG Holdings, Inc. (“HG Holdings” or the “Company”), we hereby submit the response of the Company to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated April 28, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 3.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped below (in bold) the headers from the Comment Letter and the text of the Staff’s comments. The responses and information below are based upon information provided to us by HG Holdings.

Form S-1 filed on April 13, 2020

General

1.     We note that you filed an amended Form S-1 on April 13, 2020 and your response provided an analysis regarding your status as an investment company to the Division of Investment Management. The Division of Investment Management is currently considering your amendment and response. We may have further comment once they have considered your analysis.

In Amendment No. 4 to be filed by the Company to its Registration Statement on Form S-1, the Company will revise the risk factor relating to the Investment Company Act of 1940 to reflect comments received from the Staff of the Division of Investment Management.

Unaudited Pro Forma Financial Statements, page 4

2.     We note your disclosure on page 3 that on April 3, 2020, you used $1.0 million of your cash to purchase an additional 100,000 shares of HC Realty Series B Stock and that you plan to use your cash to increase this investment by $2.5 million no later than June 1, 2020. Please tell us why you did not include the impact of these additional investments in your pro forma financial statements. Reference is made to Rule 8-05 of Regulation S-X.

Based on the Company’s interpretations of the guidance in Regulation S-X, the Company concluded that the purchase of 350,000 additional shares of HC Realty Series B Stock for an aggregate purchase price of $3.5 million should not be reflected in the pro forma income statement because the purchase was not directly attributable to the March 19, 2019 transaction, which was the transaction being reflected in the pro forma financial information.  The Company came to this conclusion based on the following facts and analysis.

The cash used to purchase the 350,000 shares of Series B Stock in April 2020 was generated as a result of the March 17, 2020 payoff of a subordinated secured note, for which the borrower was in forbearance.  The Company was unable to acquire these additional shares at any point in time prior to the payoff of the note on March 17, 2020.  As previously disclosed, the Company accepted the subordinated secured note from the borrower in partial consideration of the sale of assets on March 2, 2018.  The subordinated secured note was as asset on the Company’s balance sheet during the entirety of the pro forma periods.  As such, the impact of the subordinated secured note was reflected on the pro forma income statement.

Additionally, there was significant uncertainty, even in the days leading up to the Forbearance Agreement expiration date, which was extended multiple times due to the borrower’s failure to perform, that the borrower would be able to meet the requirements of the Forbearance Agreement and satisfactorily payoff the discounted note balance.  As such, the Company was prepared to exercise its rights under the subordinated secured note and the Forbearance Agreement to foreclose on the borrower’s assets.  The Company could not predict the payoff of the subordinated secured note or the timing of such payoff if the Company had exercised its rights

As a result of the significant uncertainty of when or if the note would convert to cash and that the asset used to acquire the additional shares in April 2020 was a separate illiquid security during the pro forma period, the Company concluded that the purchase of the additional 350,000 shares of Series B Stock acquired in April 2020 did not meet the interpretation of being directly attributable to the transaction or event that was being reflected in the pro forma financial information (i.e. the original investment in HC Realty common stock, Series B stock, and a loan agreement on March 19, 2019).

We thank you for your assistance in this matter. Please do not hesitate to call me at (804) 775-1031, or my colleague, David Rivard at (804) 775-1161, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ David W. Robertson

David W. Robertson

cc:	Steven A. Hale II

Bradley G. Garner

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